U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


(  ) Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

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1.       Name and Address of Reporting Person*

         Last, First, Middle:               Deutsche Bank AG
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         Street:                    Taunusanlage 12
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         City, State, Zip:          60325 Frankfurt am Main Germany
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2.       Issuer Name and Ticker or Trading Symbol
                                    Fleetwood Enterprises ( NYSE: FLE)
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3.       IRS or Social Security Number of Reporting Person (Voluntary)
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4.       Statement for Month/Year
                                    February 21, 2003
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5.       If Amendment, Date of Original (Month/Year)
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6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)

         (     ) Director                         (    ) 10% Owner
         (     ) Officer (give title below)       ( X ) Other (specify below)**

** Former 10% holder
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7.       Individual or Joint/Group Filing (Check Applicable Line)

         ( X ) Form filed by One Reporting Person
         (     ) Form filed by More than One Reporting Person
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* If the Form is filed by more than one Reporting Person,
  see Instruction 4(b)(v).




====================================================================================================================================
                                       Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
-- ------------ ------------ ------------ ------------------------------ ------------------ ---------------- -----------------
   1.  Title of 2.           3.             4.Securities Acquired (A) or    5.Amount of        6. Ownership    7. Nature of Indirect
   Security     Transaction  Transaction    Disposed of (D)                 Securities         Form: Direct (D) Beneficial Ownership
   (Instr. 3)   Date         Code           (Instr. 3, 4 and 5)            Beneficially Owned  or Indirect (I)     (Instr. 4)
                (Month/Day/  (Instr. 8)                                     at End of Month       (Instr. 4)
                Year)                                                      (Instr. 3 and 4)
-- ------------ ------------ --------------- ------------------------------ ------------------ ---------------- --------------------
-- ------------ ------------ -------- ------ ---------- --------- --------- ------------------ ---------------- --------------------
                                                         (A) or
                              Code      V        Amount   (D)     Price
-- ------------ ------------ -------- ------ ---------- --------- --------- ------------------ ---------------- --------------------
-- ------------ ------------ -------- ------ ---------- --------- --------- ------------------ ---------------- --------------------

-- ------------ ------------ -------- ------ ---------- --------- --------- ------------------ ---------------- --------------------
-- ------------ ------------ -------- ------ ---------- --------- --------- ------------------ ---------------- --------------------

-- ------------ ------------ -------- ------ ---------- --------- --------- ------------------ ---------------- --------------------
-- ------------ ------------ -------- ------ ---------- --------- --------- ------------------ ---------------- --------------------

-- ------------ ------------ -------- ------ ---------- --------- --------- ------------------ ---------------- --------------------
-- ------------ ------------ -------- ------ ---------- --------- --------- ------------------ ---------------- --------------------

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-- ------------ ------------ -------- ------ ---------- --------- --------- ------------------ ---------------- --------------------

-- ------------ ------------ -------- ------ ---------- --------- --------- ------------------ ---------------- --------------------
-- ------------ ------------ -------- ------ ---------- --------- --------- ------------------ ---------------- --------------------

== ============ ============ ======== ====== ========== ========= ========= ================== ================ ====================

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.










====================================================================================================================================
                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)
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
--- --------- ---------- ---------- ----------- ---------- ---------------- ---------- --------- ----------- ------------    ------
 1.Title       2.        3.          4.         5.         6.Date          7.Title and 8.Price    9.         10. Ownership   11.
of Derivative Conversion TransactionTransaction Number of  Exercisable and  Amount of of         Number of   Form of       Nature of
Security      or       Date (Month/ Code       Derivative Expiration Date  Underlying Derivative Derivative  Derivative     Indirect
(Instr. 3)    Exercise  Day/Year)  (Instr. 8)  Securities (Month/Day/Year) Securities Security   Securities  Security:    Beneficial
              Price of                        Acquired (A)                 (Instr. 3             Beneficially Direct(D) or Ownership
              Derivative                      or Disposed                   and 4)   (Instr. 5)  Owned at    Indirect (I)   (Instr.
              Security                         of (D)                                             End of          (Instr. 4)   4)
                                              (Instr. 3,                                          Month
                                               4 and 5)                                           (Instr. 4)
--- -------- ------- -------- ----------- ------------ --------------------- ------------------------- --------- ------- -----------
--- -------- ------- -------- ----- ----- ----- ------ ----------- --------- ------------- ----------- --------- ------- -----------
                                                                                            Amount or
                                                          Date      Expiration              Number of
                                 Code   V    (A)   (D)   Exercisable   Date       Title      Shares
--- ----------- ------ -------- ------ --- ----- ------- ----------- --------- ---------- ----------- ------ ------- ------- -------
--- ----------- ------ -------- ------ --- ----- ------- ----------- --------- ---------- ----------- ------ ------- ------- -------

(1) Convertible  N/A   2/21/03      S             150,000 Immediately 2/15/13   Common       723,840* $31.15 434,000    D
    Trust III                                                                  Stock,
    Preferred                                                                  ($1.00 Par
    Securities                                                                 Value)
--- ----------- ------ -------- ------ --- ----- ------- ----------- --------- ---------- ----------- ------ ------- ------- -------
--- ----------- ------ -------- ------ --- ----- ------- ----------- --------- ---------- ----------- ------ ------- ------- -------

(2) Convertible  N/A   2/21/03      S             235,000 Immediately 2/15/13   Common     1,134,016* $32.00 434,000    D
    Trust III                                                                  Stock,
    Preferred                                                                  ($1.00 Par
    Securities                                                                 Value)
--- ----------- ------ -------- ------ --- ----- ------- ----------- --------- ---------- ----------- ------ ------- ------- -------
--- ----------- ------ -------- ------ --- ----- ------- ----------- --------- ---------- ----------- ------ ------- ------- -------

(3) Convertible  N/A   2/21/03      S              29,607 Immediately 2/15/13   Common      51,859**  $13.35  86,528    D
    Trust II                                                                   Stock,
    Preferred                                                                  ($1.00 Par
    Securities                                                                 Value)
=== =========== ====== ======== ====== === ===== ======= =========== ========= ========== =========== ====== ======= ======= =======







* The Convertible Trust III Preferred Securities are convertible into Common stock at a ratio of 1 Preferred share for 4.8256 Common
shares.                                                            ** The Convertible Trust II Preferred Securities are convertible into Common stock at a ratio of 1 Preferred share for 1.751 Common shares.



Deutsche Bank AG.



By:     /s/ Jeffrey A. Ruiz
     Name:    Jeffrey A. Ruiz                                 Date 2-24-03
     Title:   Vice President







By:  /s/ Margaret M. Adams
     Name: Margaret M. Adams                                   Date 2-24-03
     Title:Director